April 30, 2012
BY HAND AND BY EDGAR
Mr. Mark Webb
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	EverBank Financial Corp
Amendment No. 9 to Registration Statement on Form S-1
Filed April 24, 2012
File No. 333-169824
Dear Mr. Webb:
     On behalf of EverBank Financial Corp, a Delaware corporation (the “Company”), enclosed please find a copy of Amendment No. 10 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 9 (the “Prior Amendment”) to the Registration Statement filed with the Commission on April 24, 2012.

Mark Webb
Securities and Exchange Commission
April 30, 2012

     The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Division of Corporation Finance (the “Staff”) of the Commission set forth in the Staff’s letter of April 27, 2012. The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.
     Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. Unless otherwise stated, all references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Prior Amendment.
Amendment No. 9 to Registration Statement on Form S-1
General
1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please revise your prospectus to provide the following additional disclosures:
•	Describe how and when a company may lose emerging growth company status;

•	A brief description of the various exemptions that are available to you, such as exemptions from Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Jumpstart Our Business Startups Act:
o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Jumpstart Our Business Startups Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a

Mark Webb
Securities and Exchange Commission
April 30, 2012

result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.
     The Company has revised its disclosure on pages 10, 36 and 108 of the Registration Statement in response to the Staff’s Comment.
Principal and Selling Stockholders, page 179
2.	Please identify the natural persons who have or share voting and/or dispositive powers with respect to the shares held by each of Saturn Capital Group (PTC) Limited and Chicago Growth Partners.
     The Company has revised its disclosure on pages 184, 187 and 188 of the Registration Statement in response to the Staff’s Comment.
* * * * *

Mark Webb
Securities and Exchange Commission
April 30, 2012

     Please contact the undersigned at (212) 735-4112 should you require further information or have any questions.
Very truly yours,
/s/ Richard B. Aftanas

cc:	David Lin
Angela Connell
Sharon Blume
Securities and Exchange Commission

Thomas A. Hajda
EverBank Financial Corp
501 Riverside Ave.
Jacksonville, FL 32202

Lesley Peng
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017